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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  SCHEDULE TO/A

       TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(E)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No.5)

                                 SEMPRA ENERGY
        (Name Of Subject Company (issuer) and Filing Person (offeror))


                        COMMON STOCK, WITHOUT PAR VALUE
                        (Title of Class of Securities)

                                   816851109
                     (CUSIP Number of Class of Securities)


                              JOHN R. LIGHT, ESQ.
                 EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                                 SEMPRA ENERGY
                                101 ASH STREET
                          SAN DIEGO, CALIFORNIA 92101-3017
                                (619) 696-2034
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
               Communications on Behalf of the Filing Person(s))

                                   COPY TO:
                            BARRY M. CLARKSON, ESQ.
                               LATHAM & WATKINS
                           701 B STREET, SUITE 2100
                       SAN DIEGO, CALIFORNIA 92101-8197
                                (619) 236-1234

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]     third-party tender offer subject to Rule 14d-1
[X]     issuer tender offer subject to Rule 13e-4
[ ]     going private transaction subject to Rule 13e-3
[ ]     amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer [X]
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         This Amendment No. 5 to Tender Offer Statement on Schedule TO relates to the offer by Sempra Energy, a California corporation, to purchase shares of its common stock, without par value. Sempra offered to purchase up to 36,000,000 shares at a price not in excess of $20.00 nor less than $17.50 per share, net to the seller in cash, without interest, as specified by shareholders tendering their shares. Sempra's offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 26, 2000 and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constituted the offer. All shares tendered and purchased include the associated preferred stock purchase rights issued pursuant to a Rights Agreement dated as of May 26, 1998 between Sempra and First Chicago Trust Company of New York, as rights agent, and, unless the context otherwise requires, all references to shares include the associated preferred stock purchase rights.

ITEM 4.  TERMS OF THE TRANSACTION.

         Item 4 of Schedule TO is hereby supplemented and amended by adding the following at the end thereof:

         The offer expired at 5:00 p.m., New York City time, on February 25, 2000. Sempra accepted a total of 36,142,340 shares at a purchase price of $20.00 per share. Sempra increased its offer, as permitted by applicable rules, to accept 142,340 additional shares for purchase from stockholders who tendered shares in the offer and held fewer than 100 shares following proration. The final proration factor for the offer was 89.32%. As of January 25, 2000, Sempra had 240,345,446 shares outstanding. Following the purchase of the shares in the offer, Sempra has approximately 204 million shares outstanding.

ITEM 11. ADDITIONAL INFORMATION

         Item 11 of Schedule TO is hereby supplemented and amended by adding the following:

         On February 28, 2000, Sempra issued a press release announcing the preliminary results of the offer, a copy of which is filed as Exhibit (a)(5)(ix) hereto and is incorporated herein by reference. On March 6, 2000, Sempra issued a press release announcing the final results of the offer, a copy of which is filed as Exhibit (a)(5)(x) hereto and is incorporated herein by reference.

ITEM 12. EXHIBITS.

         Item 12 is hereby amended by the addition of the following Exhibits:

              (a)(5)(ix)        Press Release dated February 28, 2000.

              (a)(5)(x)         Press Release dated March 6, 2000.


                                       1
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                                   SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 6, 2000                           SEMPRA ENERGY

                                        By:   /s/ CHARLES A. MCMONAGLE
                                           ------------------------------
                                           Name:  Charles A McMonagle
                                           Title: Vice President and Treasurer


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                                 EXHIBIT INDEX


     EXHIBIT
     NUMBER             DESCRIPTION
     ------             -----------

     (a)(5)(ix)         Press Release dated February 28, 2000.

     (a)(5)(x)          Press Release dated March 6, 2000.